

PUBLIC POWER CORPORATION S.A.
30, Chalkokondili Str.
10432 ATHENS
Greece

BY COURIER

No/Date : F/D1:146 | 29-3-2006

Securities and Exchange Commission
450 Fifth Street, NW
Washington, D.C. 20549
USA

Public Power Corporation S.A. – File No 82-34707
Submission Pursuant to Rule 12g3-2(b) under
the Securities Exchange Act of 1934

On behalf of Public Power Corporation S.A. ("PPC"), a foreign private issuer that claims exemption pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), in accordance with the requirements of such rule, we enclose a press release of our 2005 financial results according to International Financial Reporting Standards.

This document is furnished on the understanding that it will not be deemed "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act and that the furnishing of such document shall not constitute an admission for any purpose that PPC is subject to the Exchange Act.

If you have any questions or require any additional information, please contact me on +30 210 5225346.
Please acknowledge receipt of this letter and the enclosures by stamping the enclosed copy of this letter and returning it to us by post.

Sincerely,



Gr. Anastasiadis
Chief Financial Officer



Enclosure

- Press Release of 2005 results (IFRS)



PUBLIC POWER CORPORATION S.A.

PRESS RELEASE

PPC's CONSOLIDATED 2005 FINANCIAL RESULTS

ATHENS MARCH 29,2006

- Net income for the year 2005 amounted to € 135,7 m, a decrease of 54% compared to the year 2004.
- Total Revenues increased by 4,8%.
- Capital expenditure amounted to € 739,2m, versus € 755,6m in 2004.

More specifically,

Increased oil and natural gas prices, by 59% and 64% respectively, resulted in increased fuel and energy purchases costs by € 307,9 m. This is the main reason for the decrease of net income to € 135,7 m from € 293,1 m in 2004. Thus, the costs for fuel oil increased by € 165,4 m, for natural gas by € 85,8 m and for energy purchases by € 56,7 m

Despite a sales volume decrease of 0,6%, total revenues amounted to € 4.290,9m, an increase of 4,8% following a 2,5% electricity tariff adjustment in November 2004, a similar 3,2% adjustment in September 2005 and a change in the sales mix. These tariff adjustments did not cover, even partially, the negative impact of the sharp rise in fuel prices.

Earnings Before Interest, Taxes, Depreciation and Amortisation (EBITDA) decreased to € 906,8m, down 24,9% compared to 2004. The decrease is mainly due to:

a) The abovementioned factors.

b) An expenditure realised for the first time in 2005, for the purchase of CO_2 emission rights amounting to € 12,6 m. It should be noted that the expenditure for CO_2 emission rights shall be deemed as final, only after the issuance of a relevant Joint Ministerial Decision determining the final emission allowances to PPC, and

c) The increase in other operating expenses by € 70,5 m (excluding CO_2 emission allowances)which is mainly attributed to the increase in the cost of lignite consumed (+€ 64,5m).

EBITDA margin reached 21,1%, compared to 29,5% in 2004.

Non operating expenses decreased to € 141,7m, compared to € 149,2m in 2004 (-5%).

Despite the increase of debt to € 3.833m at the end of 2005 from € 3.692m at the end of 2004 and the increase in lending rates in the european capital markets, PPC achieved to reduce financial expense by 6,7%, from € 165,8m to € 154,7m.

The share of loss in associated companies increased to € 13,2m from € 8,2m in 2004 and corresponds to PPC's investment in Tellas S.A, the telecommunications company.This increase reflects a one-off reduction of deferred tax asset.

Following the revaluation of fixed assets, equity on 31.12.2005 increased to € 5,2 bil from € 4,2 bil last year.

Headcount, excluding personnel assigned to HTSO, was reduced to 27.246 from 27.921 at the end of 2004.

The financial information contained in this statement has been prepared according to International Financial Reporting Standards, formerly International Accounting Standards

Summary Financials (€ mil)

PRO FORMA

	2005	2004 Audited	Δ%
Total Revenues	4.290,9	4.095,0	4,8%
EBITDA	906,8	1.206,8	-24,9%
EBITDA Margin	21,1%	29,5%	
Profit before Taxes & Fin. Expenses	343,3	651,5	-47,3%
Margin	8%	15,9%	
Net Income	135,7	293,1	-54%
EPS (In euro)	0,58	1,26	-54%
No of Shares (m.)	232	232	-
Net Debt	3.754,8	3.635,1	3,3%

Summary Profit & Loss (€ mil)

PRO FORMA

	2005	2004 Audited	Δ%
Total Revenues	4.290,9	4.095,0	4,8%
- Revenue from energy sales	3.965,3	3.791,5	4,6%
-Other	325,6	303,5	7,3%
Total Operating Expenses (excl. depreciation)	3.384,1	2.888,2	17,2%
- Total Payroll Expenses	1.246,6	1.153,0	8,1%(**)
- Total Fuel Expenses	985,1	733,9	34,2%
- Energy Purchases	240	183,3 (***)	30,9%
- Transmission System Usage	269,3	258 (***)	4,4%
- Other operating expenses (*)	643,1	560 (***)	14,8%
EBITDA	906,8	1.206,8 (***)	-24,9%
EBITDA Margin	21,1%	29,5% (***)	
Depreciation and amortization	563,5	555,3	1,5%
Profit before Taxes & Fin. Expenses	343,3	651,5 (***)	-47,3%
Margin	8%	15,9%	
Non Operating Expenses	141,7	149,2	-5,0%
- Net Financial Expenses	121,8	130,6	-6,7%
- Foreign Currency Gains /Losses	(6,7)	(10,4)	-35,6%
- Share of loss in associated companies	13,2	8,2	61,0%

Pre-tax profits	201,6	502,3	-59,9%
Net Income	135,7	293,1	-54%
EPS (in Euro)	0,58	1,26	-54%

(*) Including the additional expenditure in 2005 amounting to € 12.6 m for the purchase of CO_2 emissions' allowances.
(**) The total payroll expenses, expensed and capitalised increased by 6,9%
(***) Adjusted

Summary Balance Sheet & Capex (Euro m)

	2005	2004 Audited	Δ%
Total assets	12.662,6	11.207,7	13%
Net Debt	3.754,8	3.635,1	3,3%
Total Equity	5.208,8	4.221,4	23,4%
Capital expenditure	739,2	755,6	-2,2%

Taking into consideration the net income and the level of the Company's net debt allow for raising additional financing for new investment the Board of Directors will propose a dividend of € 0,50 per share.

The Annual Shareholders Meeting will take place on May 24,2006.

Management is undertaking all required steps and measures for the Company's modernisation, through the elaboration of a fully updated business plan, to be implemented during the following years. The main objective is the Company's transformation, in order to meet, within the prevailing new environment, the demands of the market, to tackle successfully competition in the liberalized energy market and to manage efficiently higher energy and environmental costs.

The beginning of the implementation of the new business plan as of the current financial year,will contribute to the gradual improvement of the Company's financials, will ensure new growth perspectives, while it is expected that it will enhance the Company's position within the domestic market and with respect to the internationalization of its activities.

More specifically, investment priorities are targeted towards SE Europe, through the acquisition of units either directly or in concert with international firms, towards renewable energy sources through a wide investment programme, towards the replacement of ageing generating units and towards the interconnection of islands in the Cyclades to the continental system.

As far as the efficient use of real estate property worth €1,6 bil, is concerned, the Company has already mandated a consortium of advisors to undertake a full listing and systematic study for the optimum utilization of all the relevant assets. In this context, a study is underway to resolve the problems emanating from the wide segmentation of the Company's administrative and other services,through their reinstallation in new building premises aiming at a more efficient operation of the Company and a reduction in housing expenditure.

Within the context of the market's liberalization and according to the provisions of Law 3426/2005, the Minister of Development shall define, not later than June 2006,the scope of Public Service Obligations and, within three months following such definition, shall determine the methodology for the calculation of the compensation due to the providers of Public Service Obligations. The amount of

the compensation shall be determined on an annual basis by the Minister of Development.

The Chairman of the Board, Mr.K.Kyriakopoulos and the CEO, Mr. D.Maniatakis, stated that these policies are comprised within the strategic targets of PPC to maintain its leading position in the electricity market and to achieve the internationalization of its activities, creating, thus, new value for its shareholders.

For further information, please contact:

Gregoris Anastasiadis Chief Financial Officer Tel : +30 210 5225346.

The financial data and relevant information on the Financial Statements for 2005, shall be published in the Press,on March 31,2006.

The financial data and relevant information on the Financial Statements for 2005, as well as analytical Financial Statements for the year 2005, on a stand alone and on a consolidated basis shall be published in the Company's web site (www.dei.gr) on March 30,2006 after the closing of the Athens Stock Exchange.



PUBLIC POWER CORPORATION S.A.
30, Chalkokondili Str.
10432 ATHENS
Greece

BY COURIER

No/Date : F/D1 :342 | 28-3-2006

Securities and Exchange Commission
450 Fifth Street, NW
Washington, D.C. 20549
USA

Public Power Corporation S.A. – File No 82-34707
Submission Pursuant to Rule 12g3-2(b) under
the Securities Exchange Act of 1934

On behalf of Public Power Corporation S.A. ("PPC"), a foreign private issuer that claims exemption pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), in accordance with the requirements of such rule, we enclose an announcement.
This document is furnished on the understanding that it will not be deemed "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act and that the furnishing of such document shall not constitute an admission for any purpose that PPC is subject to the Exchange Act.

If you have any questions or require any additional information, please contact me on +30 210 5225346.
Please acknowledge receipt of this letter and the enclosures by stamping the enclosed copy of this letter and returning it to us by post.

Sincerely,

Gr. Anastasiadis
Chief Financial Officer

Enclosure

- An announcement



PUBLIC POWER CORPORATION S.A.

ANNOUNCEMENT

PUBLIC POWER CORPORATION S.A., further to the announcement released on 28/2/2006 regarding its plan of intended corporate actions for 2006, would like to inform you that the Annual Shareholders Meeting will be held on May 24, 2006 instead of May 3, 2006.

Athens, March 28, 2006